Exhibit 99.2

ICECURE MEDICAL LTD.
CEASEREA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JANUARY 7, 2026

This proxy statement (the “Proxy Statement”) is being solicited by our board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s Special General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, January 7, 2026 at 17:00 Israel time, or at any adjournment or postponement thereof, by means of remote communication, at the following link:

https://eu-central-1.protection.sophos.com/?d=microsoft.com&u=aHR0cHM6Ly90ZWFtcy5taWNyb3NvZnQu Y29tL2wvbWVldHVwLWpvaW4vMTklM2FtZWV0aW5nX1pHSXlZalExTUdRdE16Vm1ZaTAwT0d FNUxXSTBZekl0TmpjMU1XWTFabVE0WmpKayU0MHRocmVhZC52Mi8wP2NvbnRle HQ9JTdiJTIyVGlkJTIyJTNhJTIyNDg4N2Q4NzktOTUwZi00MjdlLWJlYzAtZDJhMTljN2M3Y2FiJTIyJT JjJTIyT2lkJTIyJTNhJTIyNmExMzcxOGUtZjM3OS00MDk5LTkxZDYtYTFiZDc4ZjdmMTYwJTIyJ Tdk&p=m&i=NjNmNjU4ZWQzZTFmZjc0MTgwMTc5ZmVh&t=VTlwbnNHVmFyVFZ3QWtuYm1zcllQTTJDd2lhd 2J6enltaXFEMWl4azZwbz0=&h=17e09c15ef71446cad470573695f8ed4&s=AVNPUEhUT0NFTkNSWVBUSVbM0s MdPSs2-thvyHQXWchIrgnXh2zWKqqz5_VBG1dwWg

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this Proxy Statement.

Quorum and Adjournment

Two or more shareholders present, in person or by proxy, holding in the aggregate not less than 25% of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Wednesday, January 7, 2026 at 19:00 Israel time (the “Adjourned Meeting”). If a quorum is not present at the adjourned meeting within half an hour of this time, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, Proposal No. 1 described hereinafter requires the affirmative vote of either (i) the majority of the shares that are voted at the Meeting in favor of such proposal, excluding abstentions, including a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is defined under the Israeli Companies Law 5759-1999 (the “Companies Law”) as any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in such company if no other shareholder holds more than 50% of the voting rights in such company, is also presumed to be a controlling shareholder. “Means of Control” is defined as either: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Pursuant to the Companies Law, Proposal No. 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares, amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Companies Law, Proposal No. 3 described hereinafter, requires the affirmative vote of a majority of 70% of the voting power represented at the Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

Disclosure of Personal Interest by Shareholders

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached proxy card (the “Proxy Card”), a shareholder declares and approves that he is not a controlling shareholder nor has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about (as detailed in the attached Proxy Card).

If you believe that you, or a related party of yours, is a controlling shareholder or have a personal interest and you wish to vote on Proposal No. 1 above, you should indicate that you, or a related party of yours, have a personal interest on the enclosed proxy card (if applicable), and contact our Chief Financial Officer, Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com, who will advise you as to how to submit your vote for such proposal. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal No. 1 above, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

In accordance with Section 66(b) of the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company), to Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com, no later than December 9, 2025.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 28, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than January 2, 2026.

One shareholder or more holding Ordinary Shares which represent 5% or more of the Company’s voting rights (72,799,947 Ordinary Shares as of December 10, 2025), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (30,846,597 Ordinary Shares) is entitled to examine the Proxy Statement and voting materials in the Company’s office after the Meeting is held.

There may be changes on the agenda after publishing the Proxy Statement and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE AN UPDATE TO THE MONTHLY SALARY OF MR. EYAL SHAMIR, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR.

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for a company’s chief executive officer (“CEO”), in accordance with or which exceed the terms of a company’s compensation policy, require approval by a company’s compensation committee, its board of directors and its shareholders (by a Special Majority, as defined above), in that order.

General

Mr. Shamir has served as the Company’s CEO since September 2016 and has been a member of the Board of Directors since December 2017. As of this date, Mr. Shamir is compensated for his role as the Company’s CEO under an employment agreement as previously approved by the Company’s shareholders and subsequently updated by the Company’s shareholders on March 3, 2022. (“Mr. Shamir’s Current Agreement”). Under Mr. Shamir’s Current Agreement, he is entitled to a monthly gross salary of NIS 80,000.

On October 27, 2025 and on November 5, 2025, the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended that the Company’s shareholders also approve an update Mr. Shamir’s monthly gross salary from NIS 80,000 to NIS 100,000, effective as of November 1, 2025 (the “Monthly Salary Update”). Other than the aforementioned Monthly Salary Update, there will be no other changes to Mr. Shamir’s Current Agreement.

The Company seeks shareholders’ approval of Mr. Shamir’s Monthly Salary Update, in accordance with the Company’s compensation policy (the “Compensation Policy”).

In recommending the approval of Mr. Shamir’s Monthly Salary Update, the Compensation Committee and Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, inter alia: (i) that the proposed Monthly Salary Update is consistent with the Compensation Policy; (ii) factors enumerated in the Compensation Policy including the position, responsibilities, background and experience of Mr. Shamir; (iii) an external benchmark work reflecting current industry and market conditions which was presented to the Compensation Committee and Board of Directors, including benchmark data confirming the competitiveness of the proposed Monthly Salary Update; (iv) that Mr. Shamir’s Monthly Salary Update reflects a fair and reasonable value of his contribution to the Company; (v) that the Monthly Salary Update will assist Mr. Shamir’s motivation, continuity, and involvement in supporting the Company’s long-term objectives during the upcoming critical growth phases of the Company; (vi) Mr. Shamir’s contributions and achievements as the Company’s Chief Executive Officer, including receiving the U.S. Food and Drug Administration (“FDA”) marketing authorization for the local treatment of breast cancer for ProSense® and a successful, over-subscribed rights offering in July 2025, thereby securing aggregate gross proceeds to the Company of $10 million. Additionally, Mr. Shamir has successfully overseen a strategy to raise the awareness of the Company’s cryoablation systems, including among the leading medical societies such as the American Society of Breast Surgeons, the Society of Interventional Radiologists and the Society of Interventional Oncologists.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Update to the Monthly Salary of Mr. Eyal Shamir, Chief Executive Officer and Director, as set forth in the Proxy Statement.”

The approval of the aforementioned Monthly Salary Update of Mr. Eyal Shamir, Chief Executive Officer and director, requires a Special Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

TO APPROVE AN UPDATE TO THE MONTHLY CONSIDERATION PAID TO MR. RON MAYRON, THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

Background

Under the Companies Law and the Israeli Securities Authority’s position statements by, arrangements concerning compensation of a company’s Active Chairman of the Board of Directors (“Chairman”), in accordance with the terms of the Compensation Policy, require the approval by the Compensation Committee, the Board of Directors and the Company’s shareholders, in a Simple Majority (as defined above), in that order.

General

Since assuming the role of Chairman in January 2018, Mr. Mayron has led the Company through a significant period of growth and strategic progress, including, among other achievements, its listing on the Nasdaq Capital Market, finalizing the benchmark ICE3 trial and study, successfully receiving a favorable recommendation from the FDA medical device advisory committee panel for ProSense®, and the development of its next-generation XSense™ system.

As of the date of this Proxy Statement, Mr. Ron Mayron is compensated for his role as the Company’s Chairman under a services agreement effective as of January 17, 2018, and as subsequently updated and approved by the Company’s shareholders on April 10, 2023 (“Mr. Mayron’s Current Services Agreement”). Under Mr. Mayron’s Current Services Agreement, he is entitled to a fixed monthly fee of NIS 33,000, plus VAT.

On October 27, 2025 and on November 5, 2025, the Compensation Committee and Board of Directors, respectively, approved and recommended that the Company’s shareholders also approve an update to Mr. Mayron’s monthly consideration under Mr. Mayron’s Current Services Agreement, effective as of November 1, 2025, to NIS 38,000 (the “Monthly Consideration Update”). Other than the aforementioned Amendment to Mr. Mayron’s Services Agreement, there will be no other changes to Mr. Mayron’s Current Services Agreement.

The Company seeks shareholders’ approval of the Monthly Consideration Update, in accordance with the Compensation Policy.

In recommending the approval of Mr. Mayron’s Monthly Consideration Update, the Compensation Committee and Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, inter alia: (i) that the Monthly Consideration Update is consistent with the Compensation Policy; (ii) factors enumerated in the Compensation Policy including the position, responsibilities, background and experience of Mr. Mayron; (iii) that Mr. Mayron’s Monthly Consideration Update reflects a fair and reasonable value of his contribution to the Company; (iv) the Monthly Consideration Update will assist to the motivation, continuity, and involvement in supporting the Company’s long-term objectives during the upcoming critical growth phases of the Company; (v) Mr. Mayron’s active involvement and strategic contributions to the Company as the Chairman of the Board to achieving significant milestones, including a successful, over-subscribed rights offering in July 2025, thereby securing aggregate gross proceeds to the Company of $10 million required to support the Company’s operations and research activities, and receiving FDA marketing authorization for the local treatment of breast cancer for ProSense®.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Update to the Monthly Consideration Paid to Mr. Ron Mayron, the Chairman of the Company’s Board of Directors, as set forth in the Proxy Statement.”

The approval of the aforementioned Monthly Consideration Update of Mr. Ron Mayron, the Company’s Chairman of the Board of Directors, requires a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 3

TO APPROVE AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

Background

In light of the Company’s current strategic position, the Board of Directors considers it essential to have measures in place that support the long-term interests of its shareholders. Accordingly, on August 12, 2025 and on November 19, 2025, the Board of Directors discussed, approved and recommended to the shareholders to approve, to amend and restate the articles of association, as outlined in the form attached hereto as Annex A (the “Amended Articles” or the “Amended and Restated Articles of Association”).

The Amended Articles include, among other things, the following material changes to the Current Articles:

Staggered Board of Directors

The Amended Articles provide for a classification of the Board of Directors into three classes with staggered three-year terms. Accordingly, at each annual shareholders’ meeting, directors are elected or re-elected for terms ending at the third subsequent annual meeting. Beginning in 2026, only one class of directors’ term will expire each year.

If approved at the meeting, our directors (other than external directors) will be divided among the three classes by the Board of Directors, as nearly equal in number as practicable, as follows:

(i)     The term of office of the initial Class I directors shall expire at the 2026 annual general meeting in the year 2026, and when their successors are elected and qualified,

(ii)    The term of office of the initial Class II directors shall expire at the 2027 annual general meeting and when their successors are elected and qualified, and

(iii)   The term of office of the initial Class III directors shall expire at the 2028 annual general meeting and when their successors are elected and qualified.

Further, according to the Amended Articles: (i) directors may only be elected at the Company’s annual shareholders’ meeting, and not at a special general meetings of shareholders; (ii) a director may not be dismissed from office by shareholders or at a shareholders’ meeting prior to the expiration of their term of office under the staggered board provisions of the Amended Articles, except in an annual general meeting of shareholders by a majority of 70% of the voting power represented at the general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting; and (iii) an affirmative vote of 70% of the voting power represented at the general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, is required to amend the Amended Articles with respect to the provisions relating to the staggered board, dismissal and the provisions relating to shareholder proposals.

Appointment of directors by the Board of Directors

The Amended Articles provide that the Board of Directors may, at any time, appoint one or more individuals as directors, subject to the maximum number of directors prescribed therein; whether to fill a vacancy or as an addition to our Board of Directors. In making such appointment, the Board of Directors shall determine the class of the staggered board to which the appointed director will belong. A director appointed under this provision shall serve for the remainder of the term applicable to that class, and may thereafter be re-elected, unless such term is terminated earlier by the Board of Directors or by our general meeting of shareholders. This ensures that newly appointed directors may serve for a period of up to three (3) years, consistent with the staggered structure, rather than only until the next annual meeting of shareholders.

Shareholder Rights Plan

The Amended Articles provide that the Board of Directors may, at any time and in its sole discretion, subject to applicable law, adopt protective measures designed to prevent or delay a coercive takeover of the Company. Such measures may include, without limitation, the adoption of a shareholder rights plan.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve Amendments to the Company’s Articles of Association, to be in effect as of the date of the Meeting, in the form attached as Annex A to the Proxy Statement.”

The approval of amendments to the Company’s Articles of Association requires the affirmative vote of 70% of the voting power represented at the Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 2, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 2, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel.

By Order of the Board of Directors
IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors

Annex A

AMENDED AND RESTATED ARTICLES
OF ASSOCIAION OF
ICECURE MEDICAL LTD.
(The “Company”)

	TABLE OF CONTENTS	Annex A Page
Article	Subject
1.	Preamble	A-1
2.	Public company	A-3
3.	Donations	A-3
4.	Company’s objectives	A-3
5.	Limitation of liability	A-3
6.	Modification of ~~the~~these Articles	A-3
7.	Share capital	A-3
8.	Issue of shares and other securities	A-3
9.	Company’s register of shareholders and issue of share certificates	A-4
10.	Transfer of ~~Company’s~~ shares	A-5
11.	Bearer share certificate	A-6
12.	Charging of shares	A-6
13.	Changes to the share capital	A-7
14.	Powers of the General Meeting	A-8
15.	Annual and special General Meetings and class meetings	A-9
16.	Discussion at General Meetings	A-9
17.	Voting of shareholders	A-10
18.	Appointment of a voting agent	A-10
19.	Appointment and termination of directors	A-12
20.	Chairman of the board of directors	A-15
21.	Actions of the directors	A-16
22.	Effect of actions and approval of transactions	A-16
23.	General manager	A-17
24.	Controller	A-18
25.	Secretary	A-18
26.	Auditor	A-18
27.	Distribution and issue of dividend and bonus Shares	A-18
28.	Dividend and bonus Shares	A-18
29.	Purchase of ~~Company’s~~ shares	A-20
30.	Exemption of officers	A-21
31.	Indemnification of officers	A-21
32.	Insurance of officers	A-22
33.	Exemption, indemnification and insurance – general	A-22
34.	Merger	A-22
35.	Winding up	A-22
36.	Company reorganization	A-23
37.	Notices	A-23

A-i

Chapter One – General

1.    Preamble

1.1.        Each of the following words will have, in these Articles, the meaning listed next to it below:

~~Law – The provisions of any law applicable in the State of Israel.~~

Annual General Meeting – A General Meeting of the Company held each calendar year at such time and at such place, either within or out of the State of Israel, as may be determined by the board of directors, and no later than fifteen (15) months after the last Annual General Meeting.

Articles – The Company’s articles according to its version provided herein or as duly modified, from time to time, whether expressly or under any Law.

Business Day – A day on which most of the banks in Israel are open for the making of transactions.

Companies Law – The Companies Law, 5759-1999; or any other provision of Law as may replace it.

~~Securities Law – The Securities Law, 5728-1968, or any other Companies~~ Companies Ordinance – The Companies Ordinance (New Version), 5743-1983, or any provision of Law as may replace it.

~~Business Day – A day on which most of the banks in Israel are open for the making of transactions.~~

~~Writing – Print and any other form of the printing of words, including documents transmitted in writing by facsimile, letter, telex, electronic mail, by computer or by any other electronic means of communication, which creates, or enables the creation of, a copy and/or printout of the document.~~

~~Securities – As defined in Section 1 of the Securities Law.~~

Companies Regulations – Regulations promulgated by virtue of the Companies Law and/or by virtue of the Companies Ordinance.

External Director – a director appointed and serving in accordance with the provisions of the Companies Law and the regulations promulgated thereunder regarding external directors, as in force from time to time.

General Meeting – An Annual General Meeting or Special General Meeting of the Shareholders, as the case may be.

Law – The provisions of any law applicable in the State of Israel.

Legally Incompetent – One who has been declared legally incompetent pursuant to the Legal Capacity and Guardianship Law, 5722-1962.

Securities – As defined in Section 1 of the Securities Law.

~~Companies Ordinance – The Companies Ordinance (New Version), 5743-1983, or any~~ Securities Law – The Securities Law, 5728-1968, or any other provision of Law as may replace it.

Securities Regulations – Regulations promulgated by virtue of the Securities Law.

Simple Majority – A majority of more than half of the votes of the shareholders entitled to vote, and who have voted in person or by proxy or by proxy statement, other than abstentions.

~~Articles – The Company’s articles according to its version provided herein or as duly modified, from time to time, whether expressly or under any Law.~~

~~Companies Regulations – Regulations promulgated by virtue of the Companies Law and/or by virtue of the Companies Ordinance.~~

~~Securities Regulations – Regulations promulgated by virtue of the Securities Law.~~

~~Related Corporation – A corporation which directly and/or indirectly controls the Company and/or any corporation controlled, directly and/or indirectly, by such corporation and/or a corporation controlled by the Company, directly and/or indirectly.~~

Special Geneal Meeting – All General Meetings other than Annual General Meetings.

Writing – Print and any other form of the printing of words, including documents transmitted in writing by facsimile, letter, telex, electronic mail, by computer or by any other electronic means of communication, which creates, or enables the creation of, a copy and/or printout of the document.

1.2.        In these Articles, reference to any organ or officer is to those of the Company.

1.3.        The provisions of Sections 3-10 of the Interpretation Law, 5741-1981, will apply, mutatis mutandis, to the interpretation of ~~the~~these Articles as well, if no other provision exists regarding such matter and if such matter or the context thereof do not contain anything inconsistent with such application.

Other than the provision of this section, every word and expression contained herein will have the meaning ascribed to them by the Companies Law, and if they are not ascribed any meaning by the Companies Law, then the meaning ascribed to them by the Companies Regulations, and if they are not ascribed any such meaning, then the meaning ascribed to them by the Securities Law, and if they are not ascribed any such meaning, then the meaning ascribed to them by the Securities Regulations, and if they are not ascribed any such meaning, then the meaning ascribed to them by any other Law, all provided that such ascribed meaning does not contradict the context wherein such word or expression appears or the purpose of the relevant provision of ~~the~~these Articles.

If these Articles refer to a provision of Law, and such provision has been amended or revoked, such provision will be treated as effective and as though it were part of ~~the~~these Articles, unless, as a result of such amendment or revocation, such provision has no force and effect.

The provisions hereof are intended as additional stipulation to the provisions prescribed by the Companies Law. In any event where a provision hereof is contrary to what is permitted under Law, the provisions hereof will be interpreted, as much as possible, in accordance with the provisions of Law.

1.4.        Unless the Company consents in Writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum in the United States of America for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in any security of Icecure Medical Ltd shall be deemed to have notice of and consented to this provision.

2.    Public company

The Company is a public company.

3.    Donations

The Company may make donations even if the donation is not within the framework of business considerations.

4.    Company’s objectives

The Company will engage in any legal occupation, all as set forth in the Company’s memorandum.

5.    Limitation of liability

The liability of each of the Company’s shareholders is limited to the repayment of the full amount which that shareholder undertook to pay for the shares issued to it upon the issue.

6.    Modification of ~~the~~these Articles

Unless provided otherwise regarding a specific provision hereof, the Company may modify any provision hereof or replace it with another by a resolution adopted by the General Meeting by Simple Majority.

Chapter Two – The Company’s Share Capital

7.    Share capital

7.1.        The Company’s registered share capital is divided into 2,500,000,000 ordinary registered shares, each without nominal value (hereinafter: “Share”, “Ordinary Share”, “Shares” or “Ordinary Shares” as applicable).

7.2.        Each Share confers a right to receive invitations, participate in and vote at the General Meetings, a shareholder will have one vote for each Share owned by it which has been paid up in full. All Shares have equal rights among them with respect to the capital amounts paid or credited as paid for their nominal value, in all that relates to a dividend, a distribution of bonus Shares and any other distribution, the return of capital and participation in the distribution of the Company’s surplus assets in winding up.

7.3.        The provisions hereof regarding Shares will also apply, mutatis mutandis, to such other Securities as the Company may issue.

8.    Issue of shares and other securities

8.1.        No right of preemption – The Company’s current shareholders will have no right of preemption, right of preference or any other right to purchase Securities of the Company. The board of directors may, at its sole discretion, offer Securities of the Company to current shareholders, or to some thereof, first.

8.2.        Redeemable Securities

The ~~Company’s~~ board of directors may issue redeemable Securities, with such rights and subject to such terms, as the board of directors will prescribe.

8.3.        Commissions – The Company may pay any person a commission (including underwriting fees) in return for services of underwriting, marketing or distribution of Securities of the Company, conditionally or unconditionally, this being on such terms as the board of directors will prescribe. Payments under this section may be made in cash or in Securities of the Company, or partly in one way and partly in another.

8.4.        The board of directors may establish differences between holders of the Company’s Securities regarding the terms of issue of Securities of the Company and the rights attached to such Securities, and may modify such terms, including waiving some of them. The board of directors may also issue calls for payment to the holders of the Securities for the amounts not yet retired for the Securities held by them.

8.5.        Any payment on the account of a Share will first be credited based on the account of the nominal value and only then on the account of the premium for each Share, unless otherwise provided by the terms of issue.

8.6.        A shareholder will not be entitled to its rights as a shareholder, including to a dividend, unless it has paid all the amounts according to the terms of issue, with additional interest, linkage and expenses, if any, all unless otherwise provided by the terms of issue.

8.7.        The board of directors may forfeit and sell, reissue or otherwise transfer any security for which the full consideration has not been paid, as it decides, including without consideration.

8.8.        The forfeiture of a security will entail, upon the forfeiture, the revocation of any right in the Company and any claim or demand toward it regarding the security, other than such rights and obligations excluded therefrom hereunder or which the Law grants to, or imposes on, a former holder of a security.

9.    Company’s register of shareholders and issue of share certificates

9.1.        The Company’s secretary, or one appointed for such purpose by the ~~Company’s~~ board of directors, will be responsible for maintaining the Company’s register of shareholders. A shareholder is entitled to receive from the Company, free of charge, within two months following the issue or the registration of the transfer (unless the terms of issue provide a different period of time), one certificate or several certificates, as the Company may decide, regarding all the Shares of a certain class registered under its name, which will specify the number of the Shares, the class of the Shares (if any) and any additional detail which the board of directors deems to be important. In the event of a Share held jointly, the Company will not be required to issue more than one certificate to all joint holders, and the delivery of such certificate to one of the joint holders will be deemed to be delivery to all of them.

9.2.        The board of directors may close the register of shareholders for a total period of up to 30 days each year.

9.3.        Every certificate will be stamped with the Company’s seal or stamp or with the Company’s name in print, and will bear the handwritten signature of one director and of the Company’s secretary, or of two directors or of any other person appointed by the board of directors for such purpose.

9.4.        The Company may issue a new certificate to replace a certificate which was issued and has been lost or damaged or defaced, based on such proofs and guarantees as the Company may require, and following the payment of such amount as the board of directors may prescribe; and the Company may also, according to the decision of the board of directors, replace existing certificates with new certificates free of charge, subject to such terms as the board of directors may prescribe.

9.5.        Where two or more persons are registered as joint holders of Shares, each of them may certify receipt of a dividend or other payments in connection with such Share, and his certification will be binding upon all the holders of the Share.

9.6.        The Company is entitled to recognize the holder of a Share as a trustee and to issue a Share certificate under the trustee’s name, provided that the trustee has notified it of who the trust’s beneficiary is. The Company will not be bound or required to recognize a right based on the rules of equity or a right contingent upon a condition, or a future right, or a partial right to a Share, or any other right in connection with a Share, other than the absolute right of the registered holder regarding each Share, unless this is done based on a judicial decision or pursuant to the requirements of any Law.

10.  Transfer of ~~Company’s~~ shares

10.1.      The Company’s Shares are transferrable.

10.2.      A transfer of Shares registered in the register of shareholders under the name of a registered shareholder will not be registered unless a signed original copy of a letter of transfer of the Shares (hereinafter: the “Letter of Transfer”) has been submitted to the Company, unless otherwise provided by the ~~Company’s~~ board of directors. A Letter of Transfer will be drafted in the following form or in a form as similar as possible or in a different form, which will be approved by the board of directors.

CERTIFICATE OF TRANSFER

I, _________________, ID / Corporation Number _________________ (hereinafter: the “Transferor”), of _________________, transfer to _________________, ID / Corporation Number (hereinafter: the “Transferee”), of _________________, for the amount of NIS _______ which it paid me, _________________ Shares of the type _________________, of a nominal value of NIS _______ each, marked by the numbers ________ through ________, inclusive, of _________________________ Ltd. (hereinafter: the “Company”), and they will be held by the Transferee, its administrators, guardians and proxies, on the terms on which I held the Share at the time of the signing hereof, and I, the Transferee, agree to take such Shares on the aforementioned terms and subject to the Company’s articles, as it may be from time to time.

In witness whereof, we have set our hand, on the ___ day of the month of _______, _______

Transferor –	Transferee –
Name: __________________	Name: __________________
Signature: ________________	Signature: ________________
Witness to Transferor’s signing –	Witness to Transferee’s signing –
Name: ________________, Adv.	Name: ________________, Adv.
Signature: _________________	Signature: _________________

A transfer of outstanding Shares in full, or of Shares on which the Company has a lien or charge, will have no force and effect, unless approved by the board of directors, who may, at its absolute discretion and without providing any reasons therefor, refuse to register such a transfer.

The board of directors may refuse such transfer of Shares, and the board of directors may also make such transfer of Shares contingent upon an undertaking by the Transferee, in such scope and manner as the board of directors may prescribe, to pay the Transferor’s obligations for the Shares or the obligations for which the Company has a lien or charge on the Shares.

10.3.      The Transferor will continue to be treated as the holder of the transferred Shares until the Transferee’s name is registered in the Company’s register of shareholders.

10.4.      A Letter of Transfer will be submitted to the Company’s registered office for the purpose of registration, along with the certificates listing the Shares about to be transferred (if any such certificates have been issued) and any such other proofs as the Company may demand regarding the Transferor’s title to the Shares or its right to transfer them.

10.5.      A joint holder of a Share who wishes to transfer its right to the Share but does not hold the Share certificate will not be required to attach the Share certificate to the Letter of Transfer, provided that the Letter of Transfer will specify that the Transferor does not hold the Share certificate for the Share the right to which is being transferred, and that the transferred Share is held jointly with others, and will provide their information.

10.6.      The Company may require the payment of a fee for the transfer’s registration, in such amount or at such rate as the board of directors may determine from time to time.

10.7.      Upon the death of a holder of the Company’s Shares, the Company will recognize the guardians or administrators, the executors of the will, and in the absence of such, the shareholder’s legal heirs, as the sole holders of the right to the shareholder’s Shares, this being after such entitlement has been proved, as the board of directors will determine.

10.8.      In the event that a deceased shareholder held Shares jointly with others, the Company will recognize the survivor as a shareholder regarding said Shares, unless all the joint holders of the Share have given written notice to the Company, before the death of one of them, of their wish that the provisions of this article not apply; but this will not exempt the estate of a joint holder of a Share from any obligation by which the joint holder of the Share would have been bound had he not died.

10.9.      A person acquiring a right to Shares due to being a guardian, administrator, heir of a shareholder, receiver, liquidator or trustee in bankruptcy of a shareholder or under another provision of law, may, upon producing such proofs of his right as the board of directors may require, register as the holder of the Shares or transfer them to another person, subject to the provisions of ~~the~~these Articles regarding a transfer.

10.10.    A person acquiring a right to a Share as a result of its transfer by virtue of Law will be entitled to a dividend and to the other rights for the Share, and may receive and give receipts for a dividend or other payments paid in connection with the Share, but will not be entitled to receive notices in connection with the Company’s General Meetings (if any such right exists) and to participate therein or vote thereat in connection with such Share or use any right whatsoever conferred by the Share, other than the aforesaid, until after he is registered in the register of shareholders.

11.  Bearer share certificate

The Company will not issue bearer Share certificates.

12.  Charging of shares

12.1.      The Company will have a first charge and a right of lien over all the Shares not paid up in full which are registered under the name of each shareholder, and for the consideration from the sale thereof, with respect to funds (whether the time for their repayment has arrived or has not yet arrived) which have already been called for payment or which are about to be payable at a fixed time for such Shares. The Company will also have a first charge over all the Shares (other than Shares which have been paid up in full) registered under the name of each shareholder for securing the funds due from it or from its property, whether its own debts or jointly with others. Such charge will also apply to the dividends declared from time to time regarding such Shares.

12.2.      In order to realize the charge and the lien, the board of directors may sell the Shares to which the charge applies, or any part thereof, in such a manner as it deems fit. No such sale will be made until after written notice of the Company’s intent to sell them was given to such shareholder, and the amounts have not been paid within fourteen days following the notice. The net consideration from any such sale, following the payment of the sale’s expenses, will be used for retiring the debts or obligations of such shareholder, and the balance (if any) will be paid to it.

12.3.      If a sale of Shares was made in order to realize a charge or lien, in prima facie use of the powers conferred above, the board of directors may register such Shares in the register of shareholders under the name of the buyer, and the buyer will not be bound to see to the regularity of the proceedings or to the application of the purchase money. After such Shares have been registered in the register of shareholders under the name of the buyer, no person will have a right to impeach the validity of the sale.

13.  Changes to the share capital

The General Meeting may resolve to take, at any time, any of the following actions, provided that such resolution of the General Meeting was adopted by Simple Majority.

13.1.      Increase of the registered Share capital

To increase the Company’s registered Share capital, whether or not all the Shares then registered have been issued. The increased capital will be divided into Shares having such ordinary rights, preferred rights, deferred rights or other special rights (subject to special rights of an existing class of Shares) or subject to such terms and conditions with respect to a dividend, the return of capital, voting or other terms, as the General Meeting has instructed in its resolution to increase the registered capital. All subject to the provisions of Section 46B of the Securities Law, which provides that the capital of a company whose Shares are first being listed for trade on an exchange will comprise one class of Shares.

13.2.      Modification of rights

A.   At any time when the Share capital is divided into various classes, the Company may, in a resolution adopted at a meeting of the shareholders by Simple Majority, unless otherwise stipulated by the terms of issue of the Shares of such class, modify the rights of a class of the Company’s Shares, provided that written consent thereto was obtained from all the shareholders of such class or that the resolution was approved at a General Meeting of the shareholders of that class, by Simple Majority or – in the event that the terms of issue of a certain class of the Company’s Shares stipulate otherwise – as stipulated in the terms of issue of such class of Shares. All subject to the provisions of Section 46B of the Securities Law, which provides that the capital of a company whose Shares are first being listed for trade on an exchange will comprise one class of Shares.

B.   The rights conferred upon the shareholders or the holders of a class of Shares, whether issued with ordinary rights or with deferred rights or with other special rights, will not be deemed to have been modified by the creation or issue of other Shares having the same rights, nor to be a modification of the rights of existing Shares, unless otherwise stipulated by the terms of issue of such Shares.

13.3.      Consolidation of the Share capital

To consolidate and redivide its Share capital, all or part thereof, into Shares of a nominal value higher than the one specified in ~~the~~these Articles. In the event that such consolidation results in shareholders the consolidation of whose Shares leaves fractional Shares, the board of directors may, if it obtains the approval of the General Meeting therefor in the resolution to consolidate the capital as aforesaid:

A.   Sell the total of all fractional Shares, and for such purpose appoint a trustee under whose name the Share certificates containing the fractional Shares will be issued, who will sell them, and the consideration received after deduction of commissions and expenses will be distributed to those entitled to it. The board of directors may decide that shareholders entitled to consideration lower than an amount to be determined by it will not receive consideration from such sale of fractional Shares, and their portion of the consideration will be distributed among the shareholders entitled to consideration exceeding the amount to be determined, in proportion to the consideration to which they are entitled;

B.   Issue, to each shareholder regarding whom the consolidation and redivision leave a fractional Share, Shares of the class of Shares preceding the consolidation, paid up in full, in such number as to render their consolidation with the fractional Share sufficient for one whole consolidated Share, and such issue will be deemed to be effective shortly before the consolidation;

C.   Determine that shareholders will not be entitled to receive a consolidated Share for a fractional consolidated Share arising from the consolidation of half, or less than half, of the number of Shares the consolidation whereof creates one consolidated Share, and will be entitled to receive one consolidated Share for a fractional consolidated Share arising from the consolidation of more than half of the number of Shares the consolidation whereof creates one consolidated Share.

In the event that an action under the above Paragraphs B or C requires an additional issue of Shares, then the payment therefor will be made in the manner whereby bonus Shares can be paid for. Such consolidation and subdivision will not be deemed to be a modification of the rights of the Shares which are the subject of the consolidation and subdivision.

13.4.      Cancellation of unissued registered Share capital

To cancel registered Share capital which has not yet been issued, provided that there is no undertaking of the Company to issue such Shares.

13.5.      Splitting of the Share capital

To split the Company’s Share capital, all or part thereof, into Shares having a nominal value lower than the one prescribed by ~~the~~these Articles by means of a distribution of the Company’s Shares, all or part thereof, at such time.

Chapter Three – General Meetings

14.  Powers of the General Meeting

14.1.      Subjects within the scope of the General Meeting’s power

The Company’s resolutions on the following matters will be adopted by the General Meeting:

14.1.1.   Changes to ~~the~~these Articles or to the memorandum.

14.1.2.   Exercise of the board of directors’ powers, provided that the General Meeting has determined, by Simple Majority of the votes of shareholders who are entitled to vote and who voted, in person or by proxy, that the board of directors is unable to exercise its powers and that the exercise of any of its powers is vital to the Company’s proper management.

14.1.3.   Approval of actions and transactions which require approval by the General Meeting pursuant to the provisions of Sections 255 and 268 through 275 of the Companies Law.

14.1.4.   Any resolution which must be adopted under Law or under ~~the~~these Articles by a resolution of a General Meeting.

14.1.5.   Any power conferred upon the General Meeting under Law.

14.2.      Power of the General Meeting to transfer powers among the organs

The General Meeting may, by Simple Majority of the votes of shareholders who are entitled to vote and who voted, in person or by proxy, to take powers given to another organ and to transfer powers given to the general managers to the power of the board of directors, all regarding a specific matter or for a specific period of time.

15.  Annual and special General Meetings and class meetings

15.1.      Notice of a General Meeting

The Company is not required to give the shareholders notice of a General Meeting, except as required under Law.

A notice of a General Meeting will specify the place and date of the meeting’s convening, its agenda, a summary of the proposed resolutions and all the specification required under Law.

16.  Discussion at General Meetings

16.1.      Quorum

The discussion at a General Meeting may not be commenced unless a quorum is present at the time of the discussion. Two shareholders who are present in person or by proxy and who hold or represent at least twenty-five percent (25%) of the voting rights in the Company will constitute a quorum. Regarding a quorum, a shareholder or its proxy, who also serves as a proxy for other shareholders, will be deemed to be two or more shareholders, according to the number of shareholders represented by him.

16.2.      Adjournment of the General Meeting in the absence of a quorum

If half an hour has elapsed from the time fixed for the meeting and the quorum is not present, the meeting will be adjourned to the Business Day following the day of the meeting, to the same time and place, or to such other day, time and place as the board of directors will provide in a notice to the shareholders. The Company will give notice, by means of an immediate report, of the meeting’s adjournment and of the date on which the adjourned meeting is to be held.

If a quorum was not present at such adjourned meeting, one shareholder, at least, who is present in person or by proxy, will constitute a quorum, unless the meeting was convened upon requisition of shareholders.

If the board of directors resolves to convene a General Meeting, the board of directors may postpone and/or cancel the General Meeting prior to the scheduled date and time of such General Meeting or of any adjourned meeting.

16.3.      Chairman of the General Meeting

The chairman of the board of directors ~~will~~or his or her designee shall preside ~~at~~as chairman of every General Meeting~~, and in his absence, it will be presided by one appointed for such purpose by the board of directors. In the absence of a chairman, or if he fails to appear for the meeting after 15 minutes have elapsed from~~. If the chairman is not present or is unwilling to act as chairman within fifteen  (15) minutes of the time fixed for the meeting, the following may preside as chairman in the order listed: a director, the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary, or any person designated by the board of directors for that purpose.

If none of the foregoing persons is present or is willing to act as chairman, the shareholders present ~~at the meeting,~~ (in person or by proxy~~, will~~) shall choose one of the ~~company’s~~ directors or officers who ~~are present at the meeting~~is a shareholder or proxy of a shareholder to be the chairman~~, or,~~. If no director or officer is present or ~~if they have all refused~~willing to preside ~~at~~, the ~~meeting, they will chose~~shareholders present shall choose one of the shareholders ~~present, or one of the officers present, to~~(or the proxy of a shareholder) to preside at the meeting.

The chairman of the meeting ~~will have no~~shall not, by virtue of holding such office, be entitled to vote at any General Meeting, nor shall he or she have a second or casting vote, without derogating, however, from such chairman’s right to vote as a shareholder or as a proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

17.  Voting of shareholders

17.1.      Majority – Resolutions at the General Meeting will be adopted by Simple Majority, unless a different majority is required under Law or under the provisions ~~hereof~~of these Articles.

17.2.      Certificate of title – A shareholder must provide the Company with a certificate of title at least two Business Days before the date of the General Meeting. The Company may waive such requirement.

17.3.      Vote of a Legally Incompetent person – A Legally Incompetent person may vote only through a trustee, a natural guardian, or another legal guardian. Such persons may vote in person or by proxy.

17.4.      Vote of joint holders of a Share – Where two or more shareholders are joint holders of a Share, one of them will vote, in person or by proxy. If more than one joint holder wishes to participate in the vote, only the first of the joint holders may vote. For such purpose, the first of the joint holders will be deemed to be the person whose name is first listed in the register of shareholders.

17.5.      The manner of voting and the counting of the votes will be carried out according to the provisions of the Companies Law. A resolution at a General Meeting will be adopted if it has gained the majority required for it under Law or under the provisions hereof.

18.  Appointment of a proxy for voting

18.1.      Vote by proxy

A shareholder may appoint a proxy to participate and vote in ~~its~~his or her stead, whether at a specific General Meeting or at General Meetings of the Company in general, provided that a letter of authorization ~~regarding the proxy’s appointment was~~appointing such proxy is delivered to the Company at least 48 hours before the date of the General Meeting, unless the Company ~~has waived~~ waives such requirement, as stated in the notice of the General Meeting. A proxy need not be a shareholder of the Company.

If the letter of authorization is not for a specific General Meeting, then the letter of authorization deposited before one General Meeting will be valid for ~~other~~subsequent General Meetings ~~following it~~ as well, unless expressly revoked.

The aforesaid ~~will~~shall also apply to a shareholder ~~who~~that is a corporation ~~which~~that appoints a person to participate in and vote at the General Meeting in its stead.

18.2.      Form of letter of authorization

The letter of authorization will be signed by the shareholder or the person authorized for such purpose in Writing, and if the appointor is a corporation, will be signed in a way binding upon the corporation. The Company may require that it be provided with written certification, to its satisfaction, of the signatories’ authority to bind upon the corporation. A letter of authorization will be drafted in the form set forth below. The Company’s secretary or the ~~Company’s~~ board of directors may, at their discretion, accept a letter of authorization in a different form, provided that the changes are not material. The Company will only accept an original letter of authorization or a copy of the letter of authorization, provided that it is certified by a notary or attorney holding an Israeli license.

LETTER OF AUTHORIZATION
To	Date:

[Company’s name]
[Company’s address]
Dear Sir/Madam,

Re: Annual/Special General Meeting of ____________________
(the “Company”)
to be Held on __________________ (the “Meeting”)

I the undersigned, _____________, ID No. / Registration No. _____________, of ___________________________ St., being the registered holder of ______________(*) Ordinary Shares of a nominal value of NIS _____ each, do hereby authorize __________________, ID (**) ______________ and/or ________________, ID ________________ and/or _______________, ID _______________, to participate and vote, in my name and in my stead, at the above-captioned Meeting and at any adjournment of the above-captioned Meeting of the Company / in any General Meeting of the Company, until I notify you otherwise.

Signature

_______________

(*)         A registered shareholder may grant several letters of authorization, each of which referring to a different quantity of the Company’s Shares held by it, provided that it does not grant letters of authorization for a quantity of Shares larger than the quantity held by it.

(**)       In the event that the attorney does not have an Israeli ID, the passport number and the passport’s country of issue must be specified instead.

18.3.      Effect of letter of authorization

A vote pursuant to the letter of authorization will be legal even if the appointor had previously died, or became Legally Incompetent, or became bankrupt, or, if it is a corporation – was wound up, or revoked the letter of authorization, or transferred the Share regarding which it was issued, unless written notice of the occurrence of such event was received at the Company’s registered office prior to the meeting.

18.4.      Disqualification of letters of authorization

Subject to the provisions of any Law, the Company’s secretary may, at his discretion, disqualify letters of authorization if there is reasonable concern that such letters are forged or that they were issued by virtue of Shares granted by virtue of other letters of authorization.

18.5.      Vote by proxy statement –

Pursuant hereto and to the provisions of the Companies Law and the regulations promulgated thereunder, the Company’s shareholders are given the option of voting at General Meetings of the Company, on all subjects required under Law and on such subjects as to which the ~~Company’s~~ board of directors decides from time to time to allow voting by means of proxy statements.

Chapter Four – The Board of Directors

19.  Appointment and termination of directors

19.1.      Number of directors – The number of directors in the Company will be no less than five (5) and no more than eleven (11), unless the General Meeting resolves otherwise.

19.2.      Election and removal of directors –

(a)  The directors, excluding the External Directors if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, to the extent applicable), shall be classified by the board of directors, with respect to the term for which they each hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i)   The term of office of the initial Class I directors shall expire at the Annual General Meeting to be held in 2026 and upon the election and qualification of their successors.

(ii)  The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and upon the election and qualification of their successors, and

(iii) The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and upon the election and qualification of their successors.

(b)  Directors (other than External Directors) shall be elected exclusively at Annual General Meetings. At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2026, each of the successors elected to replace the directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c)  If the number of directors (excluding External Directors) subsequently changed, the then-serving directors shall be redesignated to other classes and/or any newly created directorships or decrease in directorships shall be apportioned by the board of directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors shall shorten the term of any incumbent director.

(d)  Prior to every Annual General Meeting at which directors are to be elected, and subject to clauses (a) and (f) of this Article, the board of directors (or a committee thereof) shall select, by a resolution adopted by a majority of the board of directors (or such committee), the persons to be proposed to the shareholders for election as directors to the relevant class at such Annual General Meeting.

(e)  Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be solely in accordance with the applicable provisions set forth in the Companies Law.

(f)   Directors whose terms of office have expired or terminated may be re-elected. The aforesaid shall not apply to External Directors, whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

~~Appointment of directors at a special meeting – A special meeting of the Company may appoint directors to the Company in place of directors whose term of office has been terminated, as well as in any event that the number of the board of directors’ members has fallen below the minimum prescribed by the Articles or by the general meeting. Such appointment will be effective up to the next following annual meeting, unless the decision to appoint provides otherwise.~~

19.3.      Appointment and termination of directors at Annual General Meetings –

(a)  Appointment of Directors to the board of directors shall be permitted only at the Annual General Meetings of shareholders.

(b)  Termination of director’s membership may be effected only at an Annual General Meeting by a majority of seventy percent (70%) of the voting power represented at the General Meeting, in person or by proxy and voting thereon, disregarding abstentions.

~~19.3~~19.4.      Appointment of directors by the board of directors – The board of directors ~~has the right, at any time, to appoint any person as a director~~ may, at its discretion and subject to the maximum number of directors prescribed ~~hereby~~ herein, appoint any person as a director, whether ~~for the purpose of filling a seat vacated by chance~~ to fill a vacancy or as an addition to the board ~~of directors, and to terminate such person’s term of office. Any director so appointed will serve until the next following annual meeting and may be reelected~~. In making such appointment, the board shall determine the class of the staggered board to which the appointed director will belong. A director appointed under this provision shall serve for the remainder of the term applicable to that class, and may thereafter be re-elected, unless ~~his~~such term ~~of office has been~~is terminated earlier by the board of directors or by the Annual General Meeting~~.~~ in accordance with these Articles.

19.5        Shareholder proposal request –

(a) Any shareholder or shareholders of the Company holding at least one percent (1%) or a higher percent, as may be required by the Companies Law from time to time, of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the board of directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered in a General Meeting (a “Proposal Request”). In order for the board of directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable laws, and the Proposal Request must comply with the requirement of these Articles (including this Article 19.5) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in Writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The board of directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the board of directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c) The provisions of Articles 19.5(a) and 19.5(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

~~19.4~~19.6.Effect of appointment – The elected directors will take office starting from the end of the General Meeting at which they were elected on from the date of their appointment by the board of directors as provided in the above Section 19.3, as applicable, unless a later date is provided by the decision to appoint them.

~~19.5~~19.7.Alternate director – A director may from time to time appoint an alternate director for himself (hereinafter: “Alternate Director”), dismiss such Alternate Director, and appoint another Alternate Director in place of any Alternate Director whose office has been vacated for any reason whatsoever, whether for a specific meeting or permanently.

~~19.6~~19.8.Director’s proxy – Any director and any Alternate Director may appoint an attorney to participate in, and vote at, any meeting of the board of directors or a committee of the board of directors in their stead. Such appointment may be general, or for the purpose of one meeting or several meetings. If a director or an Alternate Director is present at such meeting, the attorney may not vote in place of the director who appointed him. Such appointment will be effective according to the provision thereof or until it is revoked by the giver thereof. A director or Alternate Director of the Company may serve as such an attorney.

~~19.7~~19.9.Implications of the termination of a director’s office on the board of directors’ operation – In the event that a director’s seat is vacated, the remaining directors may continue acting as long as the number of the remaining directors does not fall below the minimum number of directors prescribed by ~~the~~these Articles or by the General Meeting. In the event that the number of directors falls below the aforesaid, the remaining directors may only act to call a General Meeting of the Company.

~~19.8.~~19.10      Holding of a meeting using means of communication or without convening – At a meeting held by using any means of communication or without convening, it will suffice that all the directors entitled to participate in the discussion and the vote will participate in the meeting or sign the decision.

19.11     Protective measures; shareholder rights plan – The board of directors may, at any time in its sole discretion, subject to applicable law, adopt any protective measure, including without limitation, a shareholder rights plan or any other mechanism, to prevent, deter or delay a coercive, hostile, or otherwise undesirable takeover of the Company,.

19.12     Majority requirement for amending Article 19 – Notwithstanding anything to the contrary herein, the provisions of this Article 19 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of seventy percent (70%) of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions.

20.  Chairman of the board of directors

20.1.      Appointment – The board of directors will choose one of its members to serve as chairman of the board of directors, and will determine, in the decision to appoint, the term of his office. If the decision to appoint does not provide otherwise, the chairman of the board will serve until another is appointed in his stead or until he ceases to serve as a director, whichever is earlier. If the chairman of the board of directors ceases to serve as a director in the Company, the board of directors will choose a new chairman at the first following meeting of the board of directors.

20.2.      No casting vote – If the votes on a decision at the board of directors are tied, the chairman of the board of directors or one chosen to conduct the meeting will not have a second vote.

21.  Actions of the directors

21.1.      Convening of a meeting of the board of directors

Any notice of a meeting of the board of directors may be given verbally or in Writing, provided that the notice is given at least three Business Days before the date scheduled for the meeting, unless all members of the board of directors or their alternates have agreed to shorten such time.

Such notice will be given in Writing, by facsimile, by electronic mail or by another means of communication, all to such address or facsimile number, electronic mail address or address for the delivery of notices by other means of communication, as applicable, as was provided to the Company by the director upon his appointment, or by written notice to the Company thereafter.

If an alternate or a proxy has been appointed, the notice will be given to the alternate or the proxy, unless the director has given notice that he wishes to be served with the notice himself.

21.2.      Quorum – The quorum for meetings will be a majority of the members of the board of directors who are not prevented under Law from participating in the meeting, or any such other quorum as the board of directors, by a majority of its members, will from time to time provide.

21.3.      Validity of directors’ actions in the event of a disqualified director – All actions taken in good faith at a meeting of the board of directors or by a committee of the board of directors or by any person acting as a director will, even if it is afterward discovered that there was a defect in the appointment of such director or such person acting as aforesaid, or that they or one of them were disqualified, be as valid as if every such person was duly appointed and was qualified to be a director.

21.4.      Committees of the board of directors

Subject to the provisions of the Companies Law, the board of directors may appoint committees of the board of directors.

The committees of the board of directors will regularly report to the board of directors of their decisions or recommendations according to the board of directors’ determination. The board of directors may revoke a decision made by a committee instructed by it, but such revocation will not impair the effect of any decision made by a committee upon which the Company has acted toward another person, who was not aware of the revocation thereof.

22.  Validity of actions and approval of transactions

22.1.      Subject to the provisions of any law, all actions taken by the board of directors, or by a committee of the board of directors, or by any person acting as a director, or as a member of a committee of the board of directors, or by the CEO, as applicable, will be valid even if it is afterward discovered that there was any defect in the appointment of the board of directors, the committee of the board of directors, the director who is a member of the committee or the CEO, as applicable, or that any of such officers was disqualified from serving in office.

22.2.      Subject to the provisions of the Companies Law:

22.2.1.   Holding Shares in the Company, and being an officer of the Company, an interested party or an officer of any other corporation, including a corporation wherein the Company is an interested party, or being a shareholder of the Company, will not disqualify the officer from serving as an officer of the Company. Furthermore, an officer will not be disqualified from serving as an officer of the Company due to his engagement, or due to the engagement of any such corporation in an agreement with the Company on any matter whatsoever and in any way whatsoever.

22.2.2.   A person’s tenure in office as an officer of the Company will not disqualify him and/or his relative and/or another corporation wherein he is an interested party from entering into transactions with the Company wherein the officer is personally interest in any way whatsoever.

22.2.3.   An officer may participate in, and vote at, discussions regarding the approval of transactions or actions in which they have a personal interest.

22.3.      Subject to the provisions of the Companies Law, a transaction of the Company with an officer thereof or with a controlling shareholder thereof or a transaction of the Company with another person in which the officer of the Company or the controlling shareholder of the Company has a personal interest and which is not an exceptional transaction will be approved as follows:

22.3.1.   Such engagement in a non-exceptional transaction will be approved by the board of directors or by the Audit Committee, or by an officer of the Company who is not personally interested in the transaction (provided that such officer does not approve engagements concerned with the officers’ terms of office and employment).

22.3.2.   Approval of non-exceptional transactions as aforesaid may be carried out either by issuing a general approval of a specific type of transactions or by approving a specific transaction.

22.4.      Subject to the provisions of the Companies Law, a general notice given to the board of directors by an officer or a controlling shareholder of the Company regarding its personal interest in a certain entity, specifying its personal interest, will constitute disclosure by the officer or controlling shareholder, to the Company, of such personal interest, for the purpose of any engagement with such entity in a non-exceptional transaction.

Chapter Five – Officers, Secretary, Controller and Auditor

23.  General manager

23.1.      The board of directors may, from time to time, appoint a general manager to the Company, and it may appoint more than one general manager. The board of directors may also dismiss or replace the general manager at any time it deems fit, subject to the provisions of any contract between him and the Company. The general manager will be responsible for the day-to-day management of the Company’s affairs within the scope of the policy enacted by the board of directors and subject to its instructions.

23.2.      The general manager will have all the managerial and executive powers conferred upon him by the Law or hereby or by virtue thereof to another organ of the Company, other than such powers which have been transferred from him to the board of directors. The general manager will be subject to the board of directors’ supervision.

23.3.      The general manager may, with the approval of the board of directors, delegate any of his powers to another who is subordinated to him. The approval may be general and in advance.

23.4.      Without prejudice to the provisions of the Companies Law and of any Law, the general manager will submit reports to the board of directors on such subjects, on such dates and in such scope as the board of directors will determine, whether in a specific decision or in the board of directors’ procedures.

23.5.      The general manager will notify the chairman of the board of directors, without delay, of any exceptional matter which is material to the Company. If the Company has no chairman of the board of directors or if he is unable to carry out his duties, the general manager will notify all the members of the board of directors thereof.

23.6.      The general manger may from time to time appoint officers to the Company (other than directors and a general manager) for such permanent, temporary and special duties as the general manager may deem fit, and the general manager may also terminate the services of one or more of the persons mentioned above at any time.

24.  Controller

24.1.      The ~~Company’s~~ board of directors will appoint a controller, according to the proposal of the Audit Committee.

24.2.      The controller’s organizational supervisor will be the chairman of the board of directors.

24.3.      The controller will submit to the Audit Committee, for its approval, a proposed annual or periodic workplan, and the Audit Committee will approve it with such modifications as it deems fit.

25.  Secretary

The board of directors may appoint a secretary for the Company, on such terms as it deems fit, and may appoint an undersecretary and determine their duties and powers. If no secretary has been appointed for the Company, the general manager, or one authorized by him for such purpose, and in the absence of a CEO, one authorized for such purpose by the board of directors, will carry out the duties prescribed for the secretary under any Law, hereunder and pursuant to the decision of the board of directors. The Company’s secretary will be responsible for all the documents kept at the Company’s registered office, and will administer the registers maintained by the Company under Law.

26.  Auditor

26.1.      Subject to the provisions of the Companies Law, the General Meeting may appoint an auditor for a period exceeding one year, as will be determined by the General Meeting.

26.2.      The board of directors will fix the fee of the Company’s auditor for an auditing action, as well as its fee for additional services other than an audit action, unless the Company’s General Meeting has determined otherwise.

Chapter Six – Reservation and Distribution of the Company’s Capital

27.  Distribution and issue of dividend and bonus shares

A decision of the Company regarding the distribution of a dividend, bonus Shares or any other distribution, including a distribution which does not meet the record profit criterion prescribed by the Companies Law, and the terms thereof, will be adopted by the ~~Company’s~~ board of directors.

28.  Dividend and bonus shares

28.1.      Right to a dividend or to bonus Shares

28.1.1.   A dividend or bonus Shares will be distributed to one who will be registered in the Company’s register of shareholders on the date of the decision to distribute or on such other date as such decision provides.

28.2.      Payment of the dividend

28.2.1.   The board of directors may decide that the dividend will be paid, all or part thereof, in cash, or by way of an in specie distribution of assets, including Securities or in any other way, at its discretion.

The board of directors may, before deciding to distribute a dividend, set aside any amounts out of the profits, as it deems fit, to a general fund or to a reserve fund for the distribution of a dividend, for the distribution of bonus Shares or for any other purpose, as the board of directors will determine at its discretion.

Until application is made of such funds, the board of directors may invest the amounts so set aside and the amounts of the funds in any investment whatsoever, as it deems fit, may deal with such investments, modify them or otherwise apply them, and may divide the reserve fund into special funds and apply any fund or part thereof for the purpose of the Company’s business, without holding it separately from the Company’s other assets, all at the board of directors’ discretion and under such terms as it will provide.

28.2.2.   Mechanics of payment

If no other instructions have been issued in the decision to distribute the dividend, any dividend may be paid after deduction of the tax required under any law by means of a payee-only cheque, to be delivered by registered mail according to the registered address of the shareholder entitled thereto or by wire transfer. Any such cheque will be made payable to the order of the person to whom it is sent. An in-specie dividend will be distributed according to the manner prescribed by the decision to distribute.

In the event of registered joint holders, the cheque will be sent to the shareholder whose name is first listed in the register of shareholders regarding the joint holding.

The sending of the cheque to a person whose name is on the record date listed in the register of shareholders as the holder of a Share, or, in the event of joint holders – of one of the joint holders, will constitute a release regarding all the payments made in connection with such Share.

The Company may decide that no cheque will be sent below a certain amount, and the dividend amounts which should have been so payable will be treated as an unclaimed dividend.

The Company may offset, from the amount of the dividend to which a shareholder is entitled, any debt of the shareholder to the Company, whether or not the date for its repayment has arrived.

28.2.3.   Unclaimed dividend

The board of directors may invest any dividend amount not claimed for one year after having been declared, or otherwise apply it to the benefit of the Company, until it is claimed. The Company will not be required to pay interest or linkage for an unclaimed dividend.

After a year has elapsed from the date of payment of any unclaimed dividend, the Company may use such unclaimed dividend for any purpose whatsoever, and the shareholder entitled to such unclaimed dividend will have no claim and/or suit in connection therewith.

28.3.      Manner of capitalization of profits into funds and distribution of bonus Shares

28.3.1.   Funds

The board of directors may, at its discretion, set aside to special capital funds any amount whatsoever out of the Company’s profits, or from the revaluation of its assets, or its proportionate part in the revaluation of the assets of the companies affiliated thereto, and may designate the purpose of such funds. The board of directors may also cancel such funds.

28.3.2.   Distribution of bonus Shares – Subject to the provisions of the Companies Law, the board of directors may decide to issue bonus Shares and turn into Share capital part of the Company’s profits, within the meaning of Section 302(B) of the Companies Law, from a premium on Shares or from any other source included in its equity, which are referred to in its latest financial statement, in such amount as the board of directors will determine and which will not be lower than the nominal value of the bonus Shares.

Issued bonus Shares will be deemed paid up in full.

The board of directors, when deciding to issue bonus Shares, may decide that the Company will transfer, to a special fund designated for the distribution of bonus Shares in the future, such amount as, when turned into Share capital, would be sufficient in order to issue to a person who will, at that time, for any reason whatsoever have a right to purchase Shares of the Company (including a right exercisable only at a later date), such bonus Shares as that person would have been due had he utilized the right to purchase the Shares on the eve of the record date for the right to receive the bonus Shares (hereinafter in this section: the “Record Date”). If, following the Record Date, the holder of said right utilizes his right to purchase the Shares or some thereof, the Company will issue him bonus Shares having a nominal value which he would have been due had he utilized, on the eve of the Record Date, the right to purchase the Shares actually purchased by him. The bonus Shares will entitle the holders thereof to participate in the distribution of dividends starting from such date as the board of directors will determine. Regarding the determination of the amount to be transferred to the aforesaid special fund, any amount transferred to such fund for previous distributions of bonus Shares will be treated as though it has already been capitalized and as though Shares have already been issued therefrom entitling the holders of the right to purchase Shares to bonus Shares.

In order to distribute bonus Shares, the board of directors may settle, as it deems fit, any difficulty which may arise, and may make adjustments, including deciding that no fractional Shares will be distributed, issuing certificates for an aggregate quantity of fractional Shares, selling the fractional Shares and paying the consideration thereof to those entitled to receive the bonus fractional Shares, and deciding that cash payments will be made to the shareholders, or that fractions whose value is lower than an amount to be determined (and, if no such amount is determined, then whose amount is lower than NIS 50) will not be taken into account for the purpose of making such adjustments.

29.  Purchase of ~~Company’s~~ shares

The Company may purchase its own Securities. If the Company has purchased such Securities, it may cancel them.

Chapter Seven – Exemption, Indemnification and Insurance of Officers

30.  Exemption of officers

The Company may exempt, in advance and retroactively, an officer thereof of its liability, all or part thereof, for damage due to breach of a duty of care toward it, to the fullest extent permitted under any Law.

31.  Indemnification of officers

The Company may indemnify officers thereof to the fullest extent permitted under any Law. Without derogating from the generality of the foregoing, the following provisions will apply:

31.1.      The Company may indemnify an officer thereof for liability or an expense imposed on him or expended by him due to an action committed by him by virtue of his being an officer thereof, as follows:

A.   Financial liability imposed on him in favor of another person according to a judgment, including a judgment issued in settlement or an arbitrator’s award approved by a court.

B.   Reasonable litigation expenses, including attorney’s fees, expended by the officer due to an investigation or proceeding conducted against him by an authority competent to conduct an investigation or proceeding, and which ended without the filing of an indictment against him and without a financial liability being imposed on him in lieu of a criminal proceeding, or which ended without the filing of an indictment against him but with the imposition of a financial liability in lieu of a criminal proceeding in an offense which does not require proof of criminal thought.

C.   Reasonable litigation expenses, including attorney’s fees, expended by the officer, or with which the officer has been charged by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge from which he has been acquitted, or in a criminal charge of which he has been convicted of an offense which does not require proof of criminal thought.

D.   Any other liability or expense by reason whereof it is, or will be, permitted under Law to indemnify an officer.

31.2.      Indemnification in advance

The Company may undertake in advance to indemnify an officer thereof for liability or an expense as set forth in the above Section 31.1 A., provided that an undertaking to indemnify in advance will be limited to such incidents as, in the opinion of the board of directors, are foreseen in light of the Company’s actual operations at the time that the undertaking to indemnify is given, and to such amount or criterion that the board of directors has determined to be reasonable under the circumstances, and that the undertaking to indemnify will specify the incidents which, in the opinion of the board of directors, are foreseen in light of the Company’s actual operations at the time that the undertaking to indemnify is given, as well as the amount or criterion which the board of directors has determined to be reasonable under the circumstances. The Company may also undertake in advance to indemnify an officer thereof for liabilities or an expense as set forth in the above Sections 31.1 B and 31.1 C.

31.3.      Retroactive indemnification

The Company may retroactively indemnify an officer thereof.

32.  Insurance of officers

32.1.      The Company may insure officers thereof to the fullest extent permitted under any Law. Without derogating from the generality of the aforesaid, the Company may engage in a contract to insure the liability of an officer of the Company for liability imposed on him due to an action committed by him by virtue of his being an officer thereof, in any of the following:

A.   Breach of a duty of care toward the Company or toward another person;

B.   Breach of a duty of trust toward the Company, provided that the officer acted in good faith and had reasonable grounds to assume that the action will not harm the Company’s interest;

C.   A financial liability imposed on him in favor of another person.

D.   Any other incident by reason whereof it is, or will be, permitted under Law to insure an officer’s liability.

33.  Exemption, indemnification and insurance – general

33.1.      The above provisions regarding exemption, indemnification and insurance are not intended to, and will not, restrict the Company in any way on entering into a contract regarding the exemption, insurance or indemnification of the following:

33.1.1.   Those who are not officers of the Company, including employees, contractors or consultants of the Company, who are not officers thereof;

33.1.2.   Officers of other companies. The Company may enter into a contract regarding the exemption, indemnification and insurance of officers of companies controlled by it, Related Companies or other companies wherein it has any interest, to the fullest extent permitted under any Law, and the above provisions regarding the exemption, indemnification and insurance of officers of the Company will apply, mutatis mutandis, in this regard.

33.2.      It is clarified that in this chapter, an obligation regarding exemption, indemnification and insurance may be effective even after the officer has ceased serving in the Company.

Chapter Eight – Merger, Winding Up and Reorganization of the Company

34.  Merger

The majority required for the approval of a merger by the General Meeting or by a class meeting will be a Simple Majority.

35.  Winding up

35.1.      If the Company is wound up, whether voluntarily or otherwise, the liquidator may, with the approval of a General Meeting, distribute parts of the Company’s property in-specie among the shareholders, and he may, with similar approval, deposit any part of the Company’s property with trustees for the shareholders as the liquidator, with the aforementioned approval, deems fit.

35.2.      Subject to special rights of Shares, if Shares were issued with special rights, the Company’s Shares have equal rights among them with respect to the capital amounts paid, or credited as paid, for the nominal value of the Shares, in all that relates to the return of capital and to participation in the distribution of the Company’s surplus assets in winding up.

36.  Company reorganization

36.1.      On selling property of the Company, the board of directors, or the liquidators (in the event of winding up), may, if authorized to do so by a resolution adopted by the Company’s General Meeting by Simple Majority, receive Shares paid up in full or in part, debentures or Securities of another company, Israeli or foreign, whether incorporated or about to incorporate for the purpose of buying the Company’s property or part thereof, and the directors (if the Company’s profits so permit) or the liquidators (in the event of winding up) may distribute the aforementioned Shares or Securities, or any other property of the Company, among the shareholders without realizing them or depositing them with trustees for the shareholders.

36.2.      The General Meeting may, by a resolution adopted by the Company’s General Meeting by Simple Majority, resolve to valuate the Securities or the property referred to above at such price and in such manner as the General Meeting will resolve, and all shareholders will be bound to accept any valuation or distribution permitted as aforesaid and waive their rights in that regard, other than, in the event that the Company is about to be wound up or is in the process of winding up, such legal rights (if any) that under the provisions of Law may not be modified or qualified.

Chapter Nine – Notices

37.  Notices

37.1.      Notice or any other document may be given by the Company to any shareholder listed in the Company’s register of shareholders, in person or by sending it by registered mail, addressed to such shareholder’s address as listed in the register of shareholders or according to such address as the shareholder provided to the Company in Writing as an address for delivery of notices or by publishing advertisements in two newspapers in Israel.

37.2.      All notices required to be given to the shareholders will be given, with respect to Shares owned jointly, to the person whose name is first listed in the register of shareholders, and any notice so given will be sufficient notice to all joint shareholders.

37.3.      Any notice or other document delivered or sent to a shareholder pursuant hereto will be deemed to have been duly delivered and sent regarding all the Shares held by it (whether regarding Shares held by it alone or by it jointly with others), even if such shareholder is then dead, or has become bankrupt, or has been issued an order for its liquidation, or a trustee or liquidator or receiver has been appointed over his Shares (whether or not the Company was aware thereof), until another person is registered in the register of shareholders in his stead as the holder thereof, and the delivery or sending of such document will be deemed to be sufficient delivery or sending to any person who has a right in such Shares.

37.4.      Any notice or other document sent by the Company by mail according to an address in Israel will be deemed to have been delivered within 48 hours of the day on which the letter containing the notice or document was posted, or within 96 hours if the address is outside Israel, and when one seeks to prove the delivery, it will be sufficient to prove that the letter containing the notice or document was properly addressed and was posted at the post office.

37.5.      The Company is not required to give the shareholders notice of a General Meeting, except to the extent required under Law. The notice of a General Meeting will specify the place and date of the meeting’s convening, its agenda, a summary of the proposed resolutions and any specification required under Law.

37.6.      Accidental omission to give notice of a General Meeting to any shareholder or the failure of any shareholder to receive a notice of a meeting or another notice will not cause the revocation of a resolution adopted at such meeting or the revocation of proceedings based on such notice.

37.7.      Any shareholder and any member of the board of directors may waive its right to receive notice or its right to receive notice at a specific time, and may agree that a General Meeting of the Company or a meeting of the board of directors, as applicable, will be convened and held despite not having received notice thereof, or despite not having received the notice during the time required.

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